SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

November 21, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Claire Erlanger Geoffrey Kruczek SiSi Cheng Bradley Ecker

Re: MasterBrand, Inc. Amendment No. 1 to Registration Statement on Form 10-12B Filed November 15, 2022 CIK No. 0001941365

Ladies and Gentleman:

On behalf of MasterBrand, Inc. (the “Registrant”), set forth below is the response of the Registrant to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in its letter dated November 18, 2022 (the “Comment Letter”), regarding the Registrant’s Amendment No. 1 to the registration statement on Form 10-12B (“Amendment No. 1”) filed with the U.S. Securities and Exchange Commission on November 15, 2022. In response to the comments set forth in the Comment Letter, the Registrant has revised Amendment No. 1 and is filing Amendment No. 2 to the Registration Statement on Form 10-12B (the “Registration Statement”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Registrant. All page references in the response set forth below refer to pages of Exhibit 99.1 to the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 66

1.

Please revise Note 3(f) on page 68 to separately discuss and quantify the amount of the related party receivable adjustment attributed to each of “cash and cash equivalents”, “related party receivable” and “retained earnings” on a pro forma basis.

The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of Exhibit 99.1 to the Registration Statement accordingly.

Note 4. Management Adjustments, page 68

2.

We note your disclosure that in order to determine the impact of the synergies and dis-synergies, you prepared a detailed assessment of the resources and associated costs required as a baseline to stand up as a standalone company. You also disclose that this process was used by all functions resulting in expected net cost savings when compared to the corporate allocations included in the historical financial statements. However, your presentation in the table on page 69 of the “estimate of costs incurred for services previously provided by Fortune Brands and new costs relating to your public company reporting and compliance obligations” does not appear to adequately identify the specific synergies and dis-synergies you expect to incur. Please revise to separately disclose the amount of synergies and dis-synergies included in your adjustment and provide a more detailed explanation as to the nature of each of the adjustments with a description of how that amount was calculated or determined. See guidance in Rule 11-02(a)(7)(ii) of Regulation S-X.

The Registrant respectfully acknowledges the Staff’s comment and has reviewed the guidance in Rule 11-02(a)(7)(ii) of Regulation S-X and revised the disclosure on pages 69-70 of Exhibit 99.1 to the Registration Statement accordingly based on such guidance.

General

3.

You disclose on pages 46 and 150 that the forum provision you describe does not apply to claims arising under the Exchange Act or the rules and regulations thereunder. Exhibit 3.1, however, does not contain such an exclusion. Please either file a revised Exhibit 3.1 that is consistent with your disclosure or tell us how you will make future investors aware of the provision’s limited applicability. For example, will you include disclosure of its limited applicability in your future Exchange Act filings?

The Registrant respectfully acknowledges the Staff’s comment and has revised the Amended and Restated Certificate of Incorporation of the Company (the “Certificate of Incorporation”), as reflected in Exhibit 3.1 of the Registration Statement, to add the following language as Section 9.1(e) of the Certificate of Incorporation: “For the avoidance of doubt, nothing contained in this Section 9.1 shall apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the rules and regulations thereunder.”

* * *

Please do not hesitate to contact the undersigned at (212) 839-5684 or sgandhi@sidley.com or Scott Williams at (312) 853-7783 or swilliams@sidley.com with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:     Hiranda Donoghue, Fortune Brands Home & Security, Inc.

Scott Williams, Sidley Austin LLP

Adam Gross, Sidley Austin LLP

4